ISSUER FREE WRITING PROSPECTUS
Dated May 21, 2013
Filed Pursuant to Rule 433
Registration No. 333-164313

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.
FREE WRITING PROSPECTUS

Phillips Edison – ARC Shopping Center REIT Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on January 13, 2010 and the registration statement became effective on August 12, 2010. This communication relates to such offering. Before you invest, you should read the prospectus contained in the registration statement and other relevant documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Company’s final prospectus, dated October 26, 2012, and supplements thereto are available on the SEC web site: http://www.sec.gov/Archives/edgar/data/1476204/000147620413000052/PEA14.htm and http://www.sec.gov/Archives/edgar/data/1476204/000114420413027937/v344714_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The article below was originally published by Real Estate Alert on May 15, 2013. The article reported on certain statements made by Jeffrey Edison, Chief Executive Officer and Co-Chairman of the Company. The article was not prepared by the Company. Real Estate Alert, the publisher of the article, routinely publishes articles on real estate and investment news. Real Estate Alert is not affiliated with the Company, and no payment was made nor was any consideration given to Real Estate Alert by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Edison represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

The Company believes that the following information is appropriate to correct or clarify information in the article:

1.	The author states that the Company is under contract to buy 15 shopping centers for $285 million, and is currently bidding for or considering another $950 million of properties. At this time, the Company itself is not under contract to purchase any particular properties. Rather, an affiliate of the Company, The Phillips Edison Group LLC, has entered into agreements for the acquisition of certain shopping centers. Please note that the 15 shopping centers referenced include both shopping centers under contract and shopping centers for which contract negotiations are currently ongoing. The acquisition of a particular property by the Company is subject to various conditions and contingencies and there is no guarantee that the Company will acquire any specific property at any time.

2.	The author states that the Company “wants to add to its staff of six acquisition pros.” The Company does not have any employees and relies on the real estate professionals employed by its sub-advisor, Phillips Edison NTR LLC, and its respective affiliates to identify suitable investments. Rather, the Company’s sub-advisor and/or its affiliates intend to hire additional real estate professionals to focus on acquisition opportunities in New England and Texas.

3.	The author states that the Company is “seeking to raise $1.2 billion in the next nine months.” The Company’s initial public offering is currently set to terminate on August 12, 2013. If the Company has not sold all of the shares available for sale in the offering by August 12, 2013, the Company may continue the primary offering for up to an additional 180 days until February 8, 2014 if its files a registration statement for a follow-on public offering. The Company has not filed a registration statement for a follow-on public offering and, therefore, the Company’s offering is set to terminate in approximately three months. There is no guarantee that the Company will raise $1.2 billion or any other amount of offering proceeds prior to the termination of its offering or any follow-on offering.

4.	The author states that the Company is “seeking to build a portfolio comprised of 80% core and core-plus properties and 20% value-added holdings.” Although the Company may seek to construct a portfolio that consists of up to 20% of value-added properties, the likelihood of such portfolio construction will be predicated upon the availability of value-added properties that fit within the Company’s investment objectives and criteria. As a result, the Company does not expect its investments in value-added properties to exceed 10% of its portfolio.

5.	The author states that investors in non-traded REITs must be “willing to lock up their capital for relatively long periods – typically 7-10 years…” Although it is true that many non-traded REIT sponsors generally seek to offer investors a liquidity event within that time period, there have been non-traded REITs that have not done so. Moreover, many non-traded REITs have not been in existence long enough to determine whether investors will typically realize a liquidity event within seven to ten years. We do not know what the typical hold period is or will be for non-traded REIT investors. The Company cannot guarantee a liquidity event within this seven to ten year time frame.

6.	The Company cautions that undue emphasis should not be placed on the author’s characterization of non-traded REIT dividends as “stable.” Distributions are not guaranteed. The Company’s board of directors may determine, at any time, to discontinue the payment of distributions or to change the amount of distributions paid. To the extent distributions are paid from offering proceeds or borrowings, they may be unsustainable and may erode the value of a share. For the three months ended March 31, 2013, the Company paid distributions of approximately $2,417,000, including distributions reinvested through its dividend reinvestment plan, and the Company’s cash flows from operations were approximately $3,915,000. For the year ended December 31, 2012, the Company paid distributions of approximately $3,673,000, including distributions reinvested through its dividend reinvestment plan, and the Company’s cash flows from operations were approximately $4,033,000.

7.	The author states that the Company “seeks to deliver annualized dividends of 6.7%.” The distributions paid by the Company during the months of February, March, April and May 2013 were equal to a daily amount of $0.00183562 per share of common stock which, if paid each day for a 365-day period, would equal a 6.7% annualized rate based on a purchase price of $10.00 per share. However, distributions are not guaranteed. The Company’s board of directors may determine, at any time, to discontinue the payment of distributions or to change the rate at which distributions are paid. Prior to February 2013, distributions were paid in a daily amount of $0.00178082 per share of common stock which, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.

Retail REIT Accelerates Purchases

Phillips Edison-ARC is ramping up its acquisitions to capitalize on historic spreads between low debt costs and the generous yields on the grocery-anchored retail properties it targets.

The nontraded REIT last month acquired its 40th shopping center, bringing its total acquisitions to $493.6 million since it launched in 2010. Now it’s picking up the pace. The Cincinnati company, which has a national scope, is under contract to buy 15 centers for $285 million, and is currently bidding or considering another $950 million of properties.

It also wants to add to its staff of six acquisitions pros. Phillips Edison-ARC is seeking two more buy-side veterans, with at least 10 years of experience, to focus on New England and Texas.

“We feel good about where we are right now,” said chief executive Jeffrey Edison. “We are trying to get more boots on the ground in those markets that will help us accelerate the acquisitions.”

To fuel its deals, Phillips Edison-ARC is seeking to raise $1.2 billion in the next nine months, atop the $303 million it had raised through April. It typically uses leverage of 40-50%, which would give it buying power of up to $3 billion. The company is sponsored by veteran shopping-center operator Phillips Edison of Cincinnati, which manages the REIT’s properties, and American Realty Capital of New York.

Phillips Edison-ARC has been buying at capitalization rates generally between 7.5% and 8%. With interest rates at historic lows, the company is finding a 400-bp spread between borrowing rates and cap rates. Edison said that spread is 150 bp larger than the historical norm. Yields haven’t fallen further, he believes, because the market is pricing in the expectation that interest rates will start to rise.

The company is seeking to build a portfolio comprised of 80% core and core-plus properties and 20% value-added holdings. In choosing where to invest, Phillips Edison-ARC takes a hyper-local approach, focusing on demographics within a three-mile radius. It’s agnostic about the surrounding market—and in fact has generally looked outside the top 10 cities, where investor demand for grocery-anchored properties has pushed prices beyond the REIT’s target. To date, it has made acquisitions in 16 states.

The REIT’s portfolio is currently 93.3% occupied. On average, there are 50,000 people with an average household income of $72,000 living within a three-mile radius. Its typical deal is a $15 million acquisition of a shopping center with 90,000-120,000 square feet that is anchored by one of the top two grocers in the market, whose store accounts for 55-65% of the net operating income.

As a nontraded REIT, Phillips Edison-ARC raises capital by selling shares, via broker-dealers and financial advisors, to retail investors that are willing to lock up their capital for relatively long periods—typically 7-10 years—in return for the promise of stable dividends. Phillips Edison-ARC seeks to deliver annualized dividends of 6.7%.